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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2

(Amendment No.     )*

AMICUS THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
03152W109
(CUSIP Number)
December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☑  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03152W109	Schedule 13G	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS. Quaker BioVentures, L.P. Garden State Life Sciences Ventures Fund, L.P. Quaker BioVentures Capital, L.P. Quaker BioVentures Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION.

Quaker BioVentures, L.P. -- Delaware Garden State Life Sciences Ventures Fund, L.P. -- Delaware Quaker BioVentures Capital, L.P. -- Delaware Quaker BioVentures Capital LLC -- Delaware

	5	SOLE VOTING POWER*

NUMBER OF		Quaker BioVentures, L.P. -- 1,064,822 shares Garden State Life Sciences Ventures Fund, L.P. -- 354,940 shares Quaker BioVentures Capital, L.P. -- 0 shares Quaker BioVentures Capital LLC -- 0 shares

SHARES	6	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY	Quaker BioVentures, L.P. -- 1,419,762 shares
Garden State Life Sciences Ventures Fund, L.P. -- 1,419,762 shares
Quaker BioVentures Capital, L.P. -- 1,419,762 shares
Quaker BioVentures Capital LLC -- 1,419,762 shares

EACH	7	SOLE DISPOSITIVE POWER*
REPORTING
PERSON		Quaker BioVentures, L.P. -- 1,064,822 shares Garden State Life Sciences Ventures Fund, L.P. -- 354,940 shares Quaker BioVentures Capital, L.P. -- 0 shares Quaker BioVentures Capital LLC -- 0 shares

WITH:	8	SHARED DISPOSITIVE POWER*

Quaker BioVentures, L.P. -- 1,419,762 shares
Garden State Life Sciences Ventures Fund, L.P. -- 1,419,762 shares
Quaker BioVentures Capital, L.P. -- 1,419,762 shares
Quaker BioVentures Capital LLC -- 1,419,762 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

Quaker BioVentures, L.P. -- 1,419,762 shares
Garden State Life Sciences Ventures Fund, L.P. -- 1,419,762 shares
Quaker BioVentures Capital, L.P. -- 1,419,762 shares
Quaker BioVentures Capital LLC -- 1,419,762 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)**

Quaker BioVentures, L.P. -- 6.4% Garden State Life Sciences Ventures Fund, L.P. -- 6.4% Quaker BioVentures Capital, L.P. -- 6.4% Quaker BioVentures Capital LLC -- 6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

Quaker BioVentures, L.P. -- PN Garden State Life Sciences Ventures Fund, L.P. -- PN Quaker BioVentures Capital, L.P. -- PN Quaker BioVentures Capital LLC -- OO

*	All share numbers and ownership percentages reported herein are as of February 13, 2008.

**	All ownership percentages reported herein are based on 22,357,574 shares of Common Stock issued and outstanding as of October 25, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities Exchange Commission on October 31, 2007.

CUSIP NO. 03152W109	Schedule 13G	Pages 3 of 8 Pages
Item 1.
(a)	Name of Issuer

Amicus Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

6 Cedar Brook Drive, Cranbury, NJ 08512
Item 2.
(a)	Name of Person Filing

Quaker BioVentures, L.P. Garden State Life Sciences Ventures Fund, L.P. Quaker BioVentures Capital, L.P. Quaker BioVentures Capital LLC

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 2929 Arch Street, Cira Centre, Philadelphia, PA 19104-2868

(c)	Citizenship

Quaker BioVentures, L.P. — Delaware Garden State Life Sciences Ventures Fund, L.P. — Delaware Quaker BioVentures Capital, L.P. — Delaware Quaker BioVentures Capital LLC — Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

03152W109

CUSIP NO. 03152W109	Schedule 13G	Pages 4 of 8 Pages
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership***
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned

Quaker BioVentures, L.P. — 1,419,762 shares
Garden State Life Sciences Ventures Fund, L.P. — 1,419,762 shares
Quaker BioVentures Capital, L.P. — 1,419,762 shares
Quaker BioVentures Capital LLC — 1,419,762 shares

(b)	Percent of Class

Quaker BioVentures, L.P. — 6.4% Garden State Life Sciences Ventures Fund, L.P. — 6.4% Quaker BioVentures Capital, L.P. — 6.4% Quaker BioVentures Capital LLC — 6.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

Quaker BioVentures, L.P. — 1,064,822 shares Garden State Life Sciences Ventures Fund, L.P. — 354,940 shares Quaker BioVentures Capital, L.P. — 0 shares Quaker BioVentures Capital LLC — 0 shares

(ii)	shared power to vote or to direct the vote

CUSIP NO. 03152W109	Schedule 13G	Pages 5 of 8 Pages

Quaker BioVentures, L.P. — 1,419,762 shares
Garden State Life Sciences Ventures Fund, L.P.— 1,419,762 shares
Quaker BioVentures Capital, L.P. — 1,419,762 shares
Quaker BioVentures Capital LLC — 1,419,762 shares

(iii)	sole power to dispose or to direct the disposition of

Quaker BioVentures, L.P. — 1,064,822 shares Garden State Life Sciences Ventures Fund, L.P. — 354,940 shares Quaker BioVentures Capital, L.P. — 0 shares Quaker BioVentures Capital LLC — 0 shares

(iv)	shared power to dispose or to direct the disposition of

Quaker BioVentures, L.P. — 1,419,762 shares
Garden State Life Sciences Ventures Fund, L.P. — 1,419,762 shares
Quaker BioVentures Capital, L.P. — 1,419,762 shares
Quaker BioVentures Capital LLC — 1,419,762 shares

***	Consists of 1,064,822 shares held of record by Quaker BioVentures, L.P. and 354,940 shares held of record by Garden State Life Sciences Venture Fund, L.P. Quaker BioVentures Capital, L.P. is the general partner of both Quaker BioVentures, L.P. and Garden State Life Sciences Venture Fund, L.P. Quaker BioVentures Capital LLC is the general partner of Quaker BioVentures Capital, L.P.
Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 03152W109	Schedule 13G	Pages 6 of 8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 13, 2008

QUAKER BIOVENTURES, L.P.

	By:	Quaker BioVentures Capital, L.P., its General Partner

	By:	Quaker BioVentures Capital LLC, its General Partner

/s/ R. Eric Emrich

Name: R. Eric Emrich Title: Chief Financial Officer and Vice President

GARDEN STATE LIFE SCIENCES VENTURE FUND, L.P.

	By:	Quaker BioVentures Capital, L.P., its General Partner

	By:	Quaker BioVentures Capital LLC, its General Partner

/s/ R. Eric Emrich

Name: R. Eric Emrich Title: Chief Financial Officer and Vice President

QUAKER BIOVENTURES CAPITAL, L.P.

	By:	Quaker BioVentures Capital LLC, its General Partner

/s/ R. Eric Emrich

Name: R. Eric Emrich Title: Chief Financial Officer and Vice President

QUAKER BIOVENTURES CAPITAL LLC

/s/ R. Eric Emrich

Name: R. Eric Emrich Title: Chief Financial Officer and Vice President

CUSIP NO. 03152W109	Schedule 13G	Pages 7 of 8 Pages
Exhibit 1
JOINT FILING AGREEMENT
     Joint Filing Agreement, dated as of February 13, 2008, is by and among Quaker BioVentures, L.P., Garden State Life Sciences Venture Fund, L.P., Quaker BioVentures Capital, L.P. and Quaker BioVentures Capital LLC (the “Quaker Filers”).
     Each of the Quaker Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.01 per share, of Amicus Therapeutics, Inc. beneficially owned by it from time to time.
     Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Quaker Filers hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the Quaker Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.
     This Joint Filing Agreement may be terminated by any of the Quaker Filers upon one week’s prior written notice or such lesser period of notice as the Quaker Filers may mutually agree.
          Executed and delivered as of the date first above written.

QUAKER BIOVENTURES, L.P.

By:	Quaker BioVentures Capital, L.P., its General Partner

By:	Quaker BioVentures Capital LLC, its General Partner

/s/ R. Eric Emrich

Name: R. Eric Emrich Title: Chief Financial Officer and Vice President

GARDEN STATE LIFE SCIENCES VENTURE FUND, L.P.

By:	Quaker BioVentures Capital, L.P., its General Partner

By:	Quaker BioVentures Capital LLC, its General Partner

/s/ R. Eric Emrich

Name: R. Eric Emrich Title: Chief Financial Officer and Vice President

CUSIP NO. 03152W109	Schedule 13G	Pages 8 of 8 Pages

QUAKER BIOVENTURES CAPITAL, L.P.

By:	Quaker BioVentures Capital LLC, its General Partner

/s/ R. Eric Emrich

Name: R. Eric Emrich Title: Chief Financial Officer and Vice President

QUAKER BIOVENTURES CAPITAL LLC

/s/ R. Eric Emrich

Name: R. Eric Emrich Title: Chief Financial Officer and Vice President